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                                       EXHIBIT
                                       ITEM 11

                Statement Reference Computation of Per Share Earnings


     Primary earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock during the year. The weighted average number of shares used for this computation was 868,453 for 1998, 881,405 for 1997 and 890,212 for 1996, 1995, and 1994.


     Fully diluted earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents include employee stock options. The weighted average number of shares used for this computation was 1,108,686, 1,121,983, 1,109,455, 1,131,997 and 1,050,926, in
1998, 1997, 1996, 1995, and 1994, respectively.